HEARING DATE SET ON MOTION FOR PRELIMINARY INJUNCTION IN ALLEGRA®
(fexofenadine HCl) PATENT INFRINGEMENT CASE

Paris – September 29, 2005 – Sanofi-aventis announced today that the United States District Court for the District of New Jersey has set a hearing date for October 27, 2005 on the motion the company filed with Albany Molecular Research, Inc. for a preliminary injunction filed against Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries, Ltd., Ranbaxy Laboratories, Ltd., and Amino Chemicals, Ltd. The motion requests a court order preventing the defendants from marketing unlicensed generic versions of Allegra® (fexofenadine HCl).

Sanofi-aventis and Albany Molecular Research, Inc. filed the motion on September 20, 2005. The motion was filed after the September 6, 2005 announcement by Barr Pharmaceuticals and Teva Pharmaceuticals that the companies would be collaborating to launch a generic version of Allegra 30 mg, 60 mg and 180 mg.

Sanofi-aventis continues to believe that the generic products of Barr Pharmaceuticals and Teva Pharmaceuticals infringe its intellectual property rights, which are currently the subject of ongoing litigation with the two companies. Sanofi-aventis will continue to vigorously defend its rights.

About Allegra Line of Products
The Allegra family of products provides patients with convenience and flexibility in treating their different seasonal allergy needs: Allegra 30 mg and 60 mg twice-daily; Allegra 180 mg once-daily; Allegra-D 12-Hour (fexofenadine HCl 60 mg/ pseudoephedrine HCl 120 mg) Extended-Release Tablets for twice daily dosing; and Allegra-D 24 Hour (fexofenadine HCl 180 mg/ pseudoephedrine HCl 240 mg) Extended-Release Tablets for once daily dosing.

The side effects with Allegra 180 mg for seasonal allergies are low and may include headache, cold or back pain. The side effects for Allegra 60 mg for seasonal allergies are low; less than 3% of people experience cold or flu, nausea, menstrual pain or drowsiness. The side effects for Allegra 30 mg are low and may include headache, cold, coughing or accidental injury.

Side effects with Allegra-D 12 Hour and Allegra-D 24 Hour were similar to Allegra 60 mg alone (headache, insomnia or nausea) and Allegra 180 mg alone (headache, cold or backache), respectively. Due to the decongestant (pseudoephedrine) component in both Allegra-D 12-Hour and Allegra-D 24-Hour, these products must not be used if you: are taking an MAO inhibitor (a medication for depression) or have stopped taking an MAO inhibitor within 14 days; retain urine; have narrow-angle glaucoma; have severe high blood pressure or severe heart disease. Side effects with pseudoephedrine may include nervousness, restlessness, dizziness, or insomnia. Headache, drowsiness, increased heart rate, palpitations, increased blood pressure, and abnormal heart rhythms have been reported. You should also tell your doctor if you have high blood pressure, diabetes, heart disease, glaucoma, thyroid disease, impaired kidney function, or symptoms of an enlarged prostate such as difficulty urinating.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com

About sanofi-aventis
The sanofi-aventis Group is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY)

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Sanofi-aventis Group subsidiaries in the United States include Sanofi-Synthelabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc..

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com